UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Ste 600	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MANETTE K. ABRAHAM NOTARY PUBLIC STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2017



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
Abraham & Co., Inc.
Gig Harbor, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Abraham & Co., Inc.'s management. Our responsibility is to express an opinion on Abraham & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abraham & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Abraham & Co., Inc.'s financial statements. The supplemental information is the responsibility of Abraham & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental

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(801) 479-4800

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information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co.

Haynie & Company

We have served as Abraham & Co., Inc.'s auditor since 2015.
Salt Lake City, Utah
March 1, 2018

CONTENTS

ABRAHAM & CO., INC.
Statement of Financial Condition

		December 31, 2017
ASSETS		
CURRENT ASSETS		
Cash	$	22,274
Cash deposit with clearing organization		10,617
Due from affiliate and related party		24,000
Commissions receivable		97
Prepaid expenses and other current assets		511
Marketable securities at fair value		270
Investment in affiliate company at fair value – restricted		9,091
Investment in affiliate company at fair value		11,230
Total Current Assets		78,090
Equipment and software at cost, net of		
accumulated depreciation of $8,967		4,402
Total Assets	$	82,492

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable, accrued expenses, and other liabilities	$	5,353
Total Current Liabilities		5,353
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized		
20,000 shares, issued and outstanding 12,800 shares		12,800
Additional paid-in capital		241,243
Accumulated deficit		(176,904)
Total Stockholder's Equity		77,139
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$	82,492

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Operations

	For the Year Ended December 31, 2017
REVENUES	
Commissions	$ 173,490
Administrative fees charged to related parties	18,000
Total Revenue	191,490
OPERATING EXPENSES	
General and administrative expense	50,943
Contract services	11,423
Commission expense	101,715
Compensation expense	42,310
Depreciation	2,226
Unrealized loss on marketable securities	16,372
Realized gain on sale of marketable securities on investment in affiliate company	(15,787)
Unrealized loss on marketable securities on investment in affiliate company	38,551
Total Operating Expenses	247,753
LOSS BEFORE OTHER EXPENSES AND TAXES	(56,263)
OTHER EXPENSE	
Interest expense	1,076
Total Other Expense	1,076
LOSS BEFORE TAXES	(57,339)
INCOME TAX EXPENSE	(611)
NET LOSS	$ (57,950)
BASIC AND DILUTED LOSS PER SHARE	$ (4.53)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-in Deficit	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2016	12,800	$ 12,800	$ 241,243	$ (118,954)	$ 135,089
Net loss for year ended December 31, 2017	-	-	-	(57,950)	(57,950)
Balance at December 31, 2017	12,800	$ 12,800	$ 241,243	$ (176,904)	$ 77,139

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Statement of Cash Flows

	For the Year Ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (57,950)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	2,226
Unrealized loss on investment in affiliate company	54,960
Unrealized gain on marketable securities	(37)
Realized gain on investment in affiliate company	(15,787)
Changes in operating assets and liabilities:	
Increase in clearing deposit	(7)
Decrease in commissions receivable	37,913
Increase in prepaid expense and other current assets	(194)
Decrease in due from affiliate and related party	(18,000)
Decrease in due to affiliate and related party	(2,001)
Decrease in accounts payable and accrued expenses	(25,130)
Net Cash Used by Operating Activities	(24,007)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash from sale of investment in affiliate company	42,797
Net Cash Provided by Investing Activities	42,797
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	18,790
CASH, BEGINNING OF YEAR	3,484
CASH, END OF YEAR	$ 22,274
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ 1,076
Income taxes	$ -
NON-CASH INVESTING ACTIVITY:	
Marketable securities in affiliate company received for accounts receivable	$ 25,500

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2017, the Company recorded an unrealized gain of $37 on its marketable securities and an unrealized loss of $54,960 and a realized gain of $15,787 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Financial Instruments (Continued)

insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 270	$ -	$ -	$ 270
Investment in affiliate company	$ 20,321	$ -	$ -	$ 20,321
Liabilities	$ -	$ -	$ -	$ -

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the year ended December 31, 2016 consists of the following:

Federal:		
Current	$	-
Deferred		-
	$	-

The net deferred tax liability consists of the following components at December 31, 2017:

Depreciation	$	256
Valuation allowance		(256)
Net deferred tax liability	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 15% to pretax income from continuing operations for the year ended December 31, 2017 due to the following:

Book loss		(8,693)
Unrealized gain on marketable securities		8,238
Depreciation		(256)
Meals and entertainment		8
Valuation allowance		703
Provision for federal income tax	$	-

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and five years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2017, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $35,767 which was $30,767 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2017, the Company earned $18,000 in administrative fees for services provided to this corporation.

During February 2017, the Company accepted 56,818 shares of common stock of an affiliate company in payment of $25,500 in affiliate entity receivables.

During the year ended December 31, 2017, the Company sold 80,383 shares of affiliate company stock for an average price of $0.53 per share, or $42,796, realizing a gain on sale of $15,787.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2017

NOTE 6 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through March 1, 2018 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2017

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	77,139
Non-allowable assets:,		
Fixed assets net of accumulated depreciation		(4,402)
Prepaid assets		(511)
Due from affiliate		(24,000)
Unmarketable securities		(9,091)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(3,368)
Net Capital	$	35,767

ABRAHAM & CO., INC.
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:
Accounts payable, accrued expenses, and other liabilities $ 5,353

    Aggregate Indebtedness $ 5,353

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness) $ 357

Minimum dollar net capital requirement of reporting broker or dealer $ 5,000

Net capital requirement (greater of above two minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 30,767

Ratio: Aggregate indebtedness to net capital   14.97

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report $ 35,767

  Commissions revenue, net   173,490

Net Capital Per Above $ 35,767

ABRAHAM & CO., INC.
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2017

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1 _____

B. Special Account for the exclusive benefit of Customer's maintained _____

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Southwest Securities, Inc. _____X_____

D. Exempted by order of the Commission _____

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Abraham & Co., Inc.

EXEMPTION REPORT
2017

Abraham & Co., Inc. ("Company") is a registered Broker/Dealer subject to SEC Rule 17a5(d)(i)(B)(2) (the "Rule"). This Exemption Report was prepared as required by the Rule. To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions 17 C.F.R. 240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout its most recent fiscal year without exception.

Abraham & Co., Inc.

I, Kye Abraham, swear (or affirm) that to the best of my knowledge and belief, the Exemption Report is true and correct.

By:

Date: Feb 28 , 2018

Title: President



**Haynie &
Company**

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
of Abraham & Co., Inc.

We have reviewed management's statements, included in the accompanying Schedule III, in which (1) Abraham & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abraham & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (the "exemption provisions") and (2) Abraham & Co., Inc. stated that Abraham & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Abraham & Co., Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abraham & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co.

Haynie & Company
Salt Lake City, Utah
March 1, 2018